Exhibit 99.1

BAYTEX ANNOUNCES REVISED 2015 BUDGET AND
AMENDMENTS TO BANK CREDIT FACILITIES

CALGARY, ALBERTA (February 19, 2015) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that its Board of Directors has approved a revised 2015 capital budget of $500 to $575 million, down from an initial 2015 capital budget of $575 to $650 million. Baytex also announces amendments to the financial covenants contained in its bank credit facilities which will provide the company with increased financial flexibility.

Commenting on the announcement, James Bowzer, President and Chief Executive Officer, said: “We will prudently manage our business in order to preserve financial flexibility in the current commodity price environment. We remain focused on creating long-term value for our shareholders.”

The challenging oil price environment that occurred in late 2014 has continued into 2015. To maintain strong levels of financial liquidity, we have continued to evaluate our planned level of capital spending. Our 2015 program remains flexible and allows for adjustments to second half capital spending based on changes in the commodity price environment.

Our revised 2015 capital budget is designed to generate average production of 84,000 to 88,000 boe/d, versus a previous range of 88,000 to 92,000 boe/d. Included in our revised guidance is the shut-in of approximately 2,000 boe/d of uneconomic production. Excluding the impact of shut-in volumes, the approximate 12% reduction in planned spending impacts our 2015 production forecast by only 2%. This is a testament to the efficiency and quality of the assets within our portfolio.

Revised 2015 Budget

•	Our revised 2015 capital budget includes the drilling of approximately 90 net wells which represents a reduction of approximately 17% in our overall well count versus our original budget.

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Approximately 80% of our 2015 capital budget will be invested in our Eagle Ford operations where we expect to drill approximately 39 to 45 net wells This represents a reduction of approximately 13% in our planned Eagle Ford well count. At current commodity prices, the Eagle Ford generates the strongest capital efficiencies and highest netbacks in our portfolio.

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Approximately 20% of our 2015 capital budget will be invested in our heavy oil operations at Peace River and Lloydminster. Our revised budget for Canada will see approximately 70% of planned expenditures occurring in the second half of the year.

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At Peace River, our capital budget includes the drilling of approximately 8 horizontal multi-lateral wells and 8 to 12 stratigraphic and service wells. At Lloydminster, we plan to drill 26 net development wells, of which approximately 80% will be horizontal wells.

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We have pursued cost savings and continue to work closely with all service providers and suppliers. Our revised 2015 budget reflects a reduction of approximately 10% to 15% on drilling, completion and equipment costs.

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We expect our production to be approximately evenly split between Canada and the Eagle Ford. Our production mix is forecast to be approximately 82% liquids (40% heavy oil, 33% light oil and condensate and 9% natural gas liquids) and 18% natural gas, based on a 6:1 natural gas-to-oil equivalency.

Baytex Energy Corp.
Press Release
February 19, 2015 Page 2 of 4

Revised 2015 Capital Budget and Wells Drilled by Operating Area

	Amount	Wells Drilled
Operating Area	($ millions)	(net)

United States(1)	400-450	39-45
Canada(2)	100-125	35-48
Total	500-575	74-93

(1) Based on a CAD/USD exchange rate of 1.25. (2) Includes 8-12 stratigraphic and service wells.

Amendments to Bank Credit Facilities

We have unsecured revolving credit facilities consisting of a $1.0 billion Canadian facility and a US$200 million U.S. facility that mature June 2018. At the end of December, we had approximately $565 million in undrawn capacity on these facilities. The revolving credit facilities do not require any mandatory principal payments prior to maturity and can be further extended beyond June 2018 with the consent of the lenders.

The unsecured revolving credit facilities had established financial covenants of senior debt to EBITDA (twelve month trailing) at or below 3.0:1, senior debt to book capitalization at or below 0.5:1 and total debt to EBITDA (twelve month trailing) at or below 4.0:1. In response to the precipitous drop in crude oil prices, our banking syndicate has agreed to revise the financial covenants. Effective for the quarter ending December 31, 2014, our revised financial covenants will be:

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Senior Debt(1) to EBITDA(2) ratio of 4.75:1 for a period up to and including the quarter ending June 30, 2016; stepping down to 4.5:1 for the quarters ending September 30, 2016 and December 31, 2016 and stepping down to 3.5:1 thereafter;

•	Senior Debt to Book Capitalization(3) ratio of 0.65:1 for a period up to and including the quarter ending December 31, 2016; stepping down to 0.55:1 thereafter; and

•	Total Debt(4) to EBITDA ratio of 4.75:1 for a period up to and including the quarter ending December 31, 2016; stepping down to 4.0:1 thereafter.

Notes:

(1)	“Senior Debt” is defined as the sum of our bank loan and principal amount of long-term debt.

(2)
“EBITDA” refers to earnings before interest, taxes, depreciation and amortization. “EBITDA” is calculated based on terms and definitions set out in the credit agreement and note indentures which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, acquisition and disposition activity and is calculated based on a trailing twelve month basis.

(3)	“Book Capitalization” is defined as the sum of our bank loan, principal amount of long-term debt and shareholders’ equity.

(4)	“Total Debt” is defined as the sum of our bank loan, the principal amount of long-term debt, and certain other liabilities identified in the credit agreement.

2014 Year-End Results

We expect to release our 2014 operating and financial results and year-end reserves prior to market open on March 5, 2015.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-

Baytex Energy Corp.
Press Release
February 19, 2015 Page 3 of 4

looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our capital budget for 2015; our annual average production rate for 2015; our plan for developing our properties in 2015, including the number and type of wells, the product being targeted and the geographic location of wells; the geographic breakdown of our 2015 annual production; our production mix for 2015; the breakdown of our 2015 capital budget by area; our liquidity and financial capacity; the sufficiency of our financial resources to fund our operations; and the available capacity on our revolving credit facilities at December 31, 2014. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: our ability to execute and realize on the anticipated benefits of the acquisition of the Eagle Ford assets; petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to realize the anticipated benefits of the acquisition of the Eagle Ford assets; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; the cost of developing and operating our assets; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and

Baytex Energy Corp.
Press Release
February 19, 2015 Page 4 of 4

Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Oil and Gas Information

When converting volumes of natural gas to oil equivalent amounts, Baytex has adopted a conversion factor of six million cubic feet of natural gas being equivalent to one barrel of oil, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Oil equivalent amounts may be misleading, particularly if used in isolation.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 82% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com